UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G96666105

(CUSIP Number)

Kirkland L. Hicks, Esq.

Vice President, General Counsel and Secretary

Towers Watson & Co.

901 N. Glebe Rd

Arlington, VA 22203-1853

(703) 258-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G96666105

1	Names of Reporting Persons Towers Watson & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,423,835*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,423,835*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.3%

14	Type of Reporting Person (See Instructions) CO

*                      Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer Common Stock referred to herein except for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The Reporting Person does not have any pecuniary interest in any of such Issuer Common Stock.

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, nominal value $0.000115 per share (the “Issuer Common Stock”) of Willis Group Holdings Public Limited Company, an Irish company (the “Issuer”). This Schedule 13D relates to the 18,423,835 shares of Issuer Common Stock (the “ValueAct Held Shares”) held of record by ValueAct Capital Master Fund, L.P., VA Partners I, LLC, ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, ValueAct Holdings, L.P., and ValueAct Holdings GP, LLC (together, “ValueAct”).

The address of the principal executive offices of the Issuer is c/o Willis Group Limited, 51 Lime Street, London, EC3M 7DQ, England.

Item 2.  Identity and Background

(a) This statement is being filed by Towers Watson & Co., a Delaware corporation (“Towers Watson”).

(b) The principal executive office of Towers Watson is located at 901 N. Glebe Rd, Arlington, VA 22203.

(c) Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. It offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management.

(d)—(e) During the past five years, Towers Watson has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of Towers Watson (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To Towers Watson’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, ValueAct has entered into a Voting Agreement (as defined below) with Towers Watson. The Voting Agreement (which is the basis for the beneficial ownership by Towers Watson of the ValueAct Held Shares) was entered into as a condition and inducement to Towers Watson’s willingness to enter into the Merger Agreement (as defined below), and does not require the payment of any funds by Towers Watson. Thus, no funds have been used for this purpose.

Item 4.  Purpose of Transaction

Merger Agreement

On June 29, 2015, Towers Watson, entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Towers Watson, the Issuer, and Citadel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Towers Watson (the “Merger”), with Towers Watson surviving the Merger as a subsidiary of the Issuer.

At the effective time of the Merger, each share of Class A common stock, par value $0.01 per share, of Towers Watson (the “TW Common Stock”) issued and outstanding immediately prior to the Merger (other than shares held by Towers Watson, the Issuer, or Merger Sub and dissenting shares) will be converted into the right to receive 2.6490 validly issued, fully paid and nonassessable shares of Issuer Common Stock.  In addition, Towers Watson intends to declare and pay a pre-Merger special dividend in an amount equal to $4.87 per share of TW Common Stock, payable to holders of record of TW Common Stock prior to the closing date.

Concurrently with the execution of the Merger Agreement, Towers Watson and ValueAct entered into a Voting Agreement (the “Voting Agreement”) pursuant to which, among other things, ValueAct agreed to support the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, by voting all ValueAct Held Shares in favor of the Transactions. ValueAct also agreed not to enter into any voting agreement or voting trust or grant a proxy which is inconsistent with its obligations to vote in favor of the Transactions.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are attached as Exhibit 2.1 and Exhibit 10.1, respectively, to Towers Watson’s Current Report on Form 8-K (File No. 001-34594) filed with the Securities and Exchange Commission on June 30, 2015, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5.  Interest in Securities of the Issuer

(a) — (b) Immediately prior to the execution of the Voting Agreement, Towers Watson did not beneficially own any Issuer Common Stock. However, as of the execution of the Voting Agreement on June 29, 2015 under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Towers Watson may be deemed to have shared voting power with respect to (and therefore beneficially own) the ValueAct Held Shares, representing approximately 10.3% of the Issuer’s outstanding Issuer Common Stock. Accordingly, the percentage of the outstanding shares beneficially owned by Towers Watson is approximately 10.3%.

Except as set forth above, neither Towers Watson nor, to the best of Towers Watson’s knowledge, any of the individuals named in Schedule I hereto, owns any ordinary shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Towers Watson that it is the beneficial owner of any of the ValueAct Held Shares, except as required for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. Towers Watson does not have any pecuniary interest in any of the ValueAct Held Shares.

Except pursuant to the terms of the Voting Agreement as described in this Schedule 13D, Towers Watson does not have power to vote or direct the voting of the ValueAct Held Shares. Towers Watson does not have any sole or shared power to dispose or direct the disposition of the ValueAct Held Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 179,316,364 outstanding shares of Issuer Common Stock as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2015.

(c) Except as set forth in this Item 5, to the best knowledge of Towers Watson, Towers Watson and no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) — (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

1.

Agreement and Plan of Merger by and among Willis Group Holdings plc, Citadel Merger Sub, Inc., and Towers Watson & Co., dated as of June 29, 2015 (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Towers Watson on June 30, 2015).

2.

Voting Agreement, dated as of June 29, 2015, by and between Towers Watson & Co. and ValueAct Capital Master Fund, L.P., VA Partners I, LLC, ValueAct Capital Management, L.P, ValueAct Capital Management, LLC, ValueAct Holdings, L.P. and ValueAct Holdings GP, LLC. (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Towers Watson on June 30, 2015).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2015

TOWERS WATSON & CO.

By:	/s/ Neil D. Falis
Name:	Neil D. Falis
Title:	Assistant Secretary

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF TOWERS WATSON & CO.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Towers Watson & Co.

Directors

Name	Present Business Address	Present Occupation	Citizenship

Victor F. Ganzi	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Retired Chief Executive Officer, The Hearst Corporation	United States

John J. Haley	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Chief Executive Officer and Chairman of the Board of Directors	United States

Leslie S. Heisz	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Former Managing Director, Lazard Freres & Co.	United States

Brendan R. O’Neill	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Retired Chief Executive Officer, Imperial Chemical Industries PLC	United Kingdom

Linda D. Rabbitt	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Founder and Chief Executive Officer, Rand Construction Corporation, and Lead Director	United States

Gilbert T. Ray	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Retired Partner, O’Melveny & Myers LLP	United States

Paul Thomas	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Senior Executive, Rank Group North America	United States

Wilhelm Zeller	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Retired Chief Executive Officer, Hannover Re Group	Germany

Executive officers

Name	Present Business Address	Present Occupation	Citizenship

James K. Foreman	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Managing Director, Exchange Solutions	United States

Julie J. Gebauer	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Managing Director, Talent and Rewards	United States

John J. Haley	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Chief Executive Officer	United States

Carl A. Hess	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Managing Director, The Americas	United States

Kirkland L. Hicks	c/o Towers Watson & Co. 901 N. Glebe Rd	Vice President, General Counsel and Secretary	United States

Arlington, VA 22203-1853

Roger F. Millay	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Vice President and Chief Financial Officer	United States

Paul G. Morris	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Managing Director, EMEA	United States

Eric W. Speer	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Managing Director, Risk and Financial Services	United States

Michael M. Thomson	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Controller and Chief Accounting Officer	United States

Gene H. Wickes	c/o Towers Watson & Co. 901 N. Glebe Rd Arlington, VA 22203-1853	Managing Director, Benefits	United States